Exhibit 99.2

Luckin Coffee Announces Senior Management Changes

BEIJING, August 8, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced the appointment of Ms. Jing An as its Chief Financial Officer, effective today. Ms. An brings more than 17 years of experience in corporate finance and management, with a specialization in technology companies. Ms. An succeeds Mr. Reinout Hendrik Schakel, who has served as the Company’s Chief Financial Officer and Chief Strategy Officer since January 2019. Mr. Schakel will continue to serve as the Company’s Chief Strategy Officer.

In his role as the Company’s Chief Strategy Officer, Mr. Schakel will principally focus on long-term strategic planning and the execution of Luckin Coffee’s capital markets strategy. Mr. Schakel will work closely with the senior management team to identify and execute growth opportunities and chart the future course for Luckin Coffee.

“As Chief Financial Officer and Chief Strategy Officer, Mr. Schakel has been instrumental in our recovery and the Board and I thank him for his invaluable contributions,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “From stepping in to restructure and reorganize our finance team and function to spearheading our successful financial restructuring, Mr. Schakel has played a critical role in positioning Luckin Coffee for sustainable growth and success. With our financial restructuring now substantially completed, this is the right time for Mr. Schakel to focus on his role as Chief Strategy Officer. We are at a pivotal point in Luckin Coffee’s growth story, and we are thrilled to continue benefitting from Mr. Schakel’s leadership and expertise and look forward to the value he will continue to generate for us and our stakeholders in his more focused role.”

Dr. Guo added, “We are delighted to welcome Ms. Jing An as our new Chief Financial Officer. Having a senior executive with Ms. An’s vast experiences and qualifications is a testament to the caliber of our finance team today. With her expertise leading finance functions and past experience helping technology companies grow, Ms. An will be a tremendous asset as we work to further strengthen our leading market position and capture the significant opportunities that lie ahead. Our Board and senior management team look forward to working closely with Ms. An as we continue to write the next chapter of the Luckin Coffee story.”

About Ms. Jing An

Prior to joining Luckin Coffee, Ms. An served as Chief Financial Officer of 58 Daojia Inc. from 2016 to 2022. Prior to joining 58 Daojia Inc., Ms. An worked at ChinaCache International Holdings Ltd. from 2013 to 2016, where her last position was Chief Financial Officer. Ms. An has also held senior corporate finance and management positions, including at Rekoo Media Ltd. from 2010 to 2012, Cooloft Technology Ltd. from 2007 to 2009 and eFriendsNet Entertainment Ltd. from 2003 to 2006. Ms. An began her professional career at PricewaterhouseCoopers in Beijing in 1998, where her last position was Senior Accountant. Ms. An received a Master of Science degree in management from the Stanford Graduate School of Business in 2010 and a Bachelor’s Degree in economics with a major in accounting from Renmin University of China in 1998.

About Mr. Reinout Hendrik Schakel

Since joining Luckin Coffee in January 2019, Mr. Schakel has served in the dual roles of Chief Financial Officer and Chief Strategy Officer. Prior to joining Luckin Coffee, Mr. Schakel worked at the corporate and institutional banking division of Standard Chartered Bank as an Executive Director from 2016 to 2018. From 2008 to 2016, Mr. Schakel served successively as an Analyst, Associate and Vice President for the investment banking division of Credit Suisse. From 2006 to 2008, Mr. Schakel worked at PricewaterhouseCoopers in the Advisory division as an analyst. Mr. Schakel obtained a Master of Business Administration degree from Erasmus University in 2005.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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